Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2025	December 31, 2024

ASSETS
Current assets
Cash	16	$5,966	$16,610
Trade receivables	12, 16	391,905	387,266
Prepaids and other assets		17,563	20,178
Financial derivatives	16	2,325	25,573
		417,759	449,627
Non-current assets
Exploration and evaluation assets	4	125,440	124,355
Oil and gas properties	5	7,022,393	6,921,168
Other plant and equipment		7,448	8,025
Lease assets		29,933	22,068
Prepaids and other assets	13	54,482	56,290
Deferred income tax asset	13	167,121	178,212
		$7,824,576	$7,759,745

LIABILITIES
Current liabilities
Trade payables	16	$582,053	$512,473
Financial derivatives	16	23,752	—
Share-based compensation liability	10	10,755	18,806
Dividends payable	9, 16	17,334	17,598
Lease obligations		12,794	9,193
Asset retirement obligations	8	16,136	15,656
		662,824	573,726
Non-current liabilities
Other long-term liabilities		20,849	20,887
Share-based compensation liability	10	1,847	5,926
Financial derivatives	16	4,070	1,645
Credit facilities	6	234,683	324,346
Long-term notes	7	1,930,809	1,932,890
Lease obligations		19,945	15,459
Asset retirement obligations	8	651,069	625,295
Deferred income tax liability	13	96,282	88,561
		3,622,378	3,588,735

SHAREHOLDERS’ EQUITY
Shareholders' capital	9	6,108,446	6,137,479
Contributed surplus		378,195	361,854
Accumulated other comprehensive income		1,084,839	1,093,261
Deficit		(3,369,282)	(3,421,584)
		4,202,198	4,171,010
		$7,824,576	$7,759,745

Subsequent events (notes 9 and 16)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	12	$999,130	$984,192
Royalties		(207,937)	(209,171)
		791,193	775,021

Expenses
Operating		147,703	173,435
Transportation		30,512	29,835
Blending and other		72,820	64,208
General and administrative		25,606	22,412
Transaction costs		—	1,539
Exploration and evaluation	4	107	18
Depletion and depreciation		319,923	344,137
Share-based compensation	10	763	9,523
Financing and interest	14	55,246	61,267
Financial derivatives loss	16	49,619	26,862
Foreign exchange (gain) loss	15	(3,878)	39,937
Loss (gain) on dispositions		1,229	(2,661)
Other expense		1,189	1,071
		700,839	771,583
Net income before income taxes		90,354	3,438
Income tax expense	13
Current income tax expense		2,152	1,680
Deferred income tax expense		18,611	15,801
		20,763	17,481
Net income (loss)		$69,591	$(14,043)
Other comprehensive (loss) income
Foreign currency translation adjustment		(8,422)	110,563
Comprehensive income		$61,169	$96,520

Net income (loss) per common share	11
Basic		$0.09	$(0.02)
Diluted		$0.09	$(0.02)

Weighted average common shares (000's)	11
Basic		771,443	821,710
Diluted		774,257	821,710

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards		1,167	—	—	—	1,167
Repurchase of common shares for cancellation		(5,018)	2,013	—	—	(3,005)
Dividends declared		—	—	—	(18,494)	(18,494)
Comprehensive income (loss)		—	—	110,563	(14,043)	96,520
Balance at March 31, 2024		$6,523,438	$195,090	$801,480	$(3,618,733)	$3,901,275

Balance at December 31, 2024		$6,137,479	$361,854	$1,093,261	$(3,421,584)	$4,171,010
Vesting of share awards	9	330	—	—	—	330
Repurchase of common shares for cancellation	9	(29,363)	16,341	—	—	(13,022)
Dividends declared	9	—	—	—	(17,289)	(17,289)
Comprehensive (loss) income		—	—	(8,422)	69,591	61,169
Balance at March 31, 2025		$6,108,446	$378,195	$1,084,839	$(3,369,282)	$4,202,198

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2025	2024

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss)		$69,591	$(14,043)
Adjustments for:
Unrealized foreign exchange (gain) loss	15	(3,475)	38,718
Exploration and evaluation	4	107	18
Depletion and depreciation		319,923	344,137
Non-cash financing and interest	14	8,459	7,987
Unrealized financial derivatives loss	16	49,425	32,350
Loss (gain) on dispositions		1,229	(2,661)
Deferred income tax expense	13	18,611	15,801
Asset retirement obligations settled	8	(3,519)	(6,511)
Change in non-cash working capital		(29,034)	(32,023)
Cash flows from operating activities		431,317	383,773

Financing activities
Decrease in credit facilities		(89,705)	(21,555)
Payments on lease obligations		(2,725)	(4,872)
Repurchase of common shares	9	(13,022)	(3,005)
Dividends declared	9	(17,289)	(18,494)
Change in non-cash working capital		854	2,005
Cash flows used in financing activities		(121,887)	(45,921)

Investing activities
Additions to oil and gas properties	5	(405,097)	(412,551)
Additions to other plant and equipment		(559)	(2,257)
Property acquisitions		(1,257)	(35,403)
Proceeds from dispositions		2,266	25
Change in non-cash working capital		84,573	85,659
Cash flows used in investing activities		(320,074)	(364,527)

Change in cash		(10,644)	(26,675)
Cash, beginning of period		16,610	55,815
Cash, end of period		$5,966	$29,140

Supplementary information
Interest paid		$36,675	$18,289
Income taxes paid		$5,320	$4,544
See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2025 and 2024
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2024 ("2024 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on May 5, 2025.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2024 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

In 2025, the U.S. government imposed tariffs on certain goods imported from other countries, including Canada. These tariffs and the Canadian government’s response to them could adversely affect market prices for crude oil and natural gas or demand for the Company’s Canadian production in addition to the cost of goods imported directly or indirectly from the U.S. The impact of these tariffs on the Company’s financial results cannot be quantified at this time.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released proposed standards that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators ("CSA") have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. In April 2025, the CSA announced it is pausing development of new sustainability reporting requirements to allow issuers to adapt to recent developments in the U.S. and globally. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2024 annual consolidated financial statements.

Future Accounting Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the IASB and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of income or loss and comprehensive income or loss and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2025	2024	2025	2024	2025	2024	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	$454,151	$416,313	$544,979	$567,879	$—	$—	$999,130	$984,192
Royalties	(59,256)	(56,564)	(148,681)	(152,607)	—	—	(207,937)	(209,171)
	394,895	359,749	396,298	415,272	—	—	791,193	775,021

Expenses
Operating	75,580	85,403	72,123	88,032	—	—	147,703	173,435
Transportation	18,779	18,210	11,733	11,625	—	—	30,512	29,835
Blending and other	72,820	64,208	—	—	—	—	72,820	64,208
General and administrative	—	—	—	—	25,606	22,412	25,606	22,412
Transaction costs	—	—	—	—	—	1,539	—	1,539
Exploration and evaluation	107	18	—	—	—	—	107	18
Depletion and depreciation	114,459	116,996	201,384	224,439	4,080	2,702	319,923	344,137
Share-based compensation	—	—	—	—	763	9,523	763	9,523
Financing and interest	—	—	—	—	55,246	61,267	55,246	61,267
Financial derivatives loss	—	—	—	—	49,619	26,862	49,619	26,862
Foreign exchange (gain) loss	—	—	—	—	(3,878)	39,937	(3,878)	39,937
Loss (gain) on dispositions	1,229	(2,411)	—	(250)	—	—	1,229	(2,661)
Other expense	—	—	—	—	1,189	1,071	1,189	1,071
	282,974	282,424	285,240	323,846	132,625	165,313	700,839	771,583
Net income (loss) before income taxes	111,921	77,325	111,058	91,426	(132,625)	(165,313)	90,354	3,438
Income tax expense
Current income tax expense							2,152	1,680
Deferred income tax expense							18,611	15,801
							20,763	17,481
Net income (loss)	$111,921	$77,325	$111,058	$91,426	$(132,625)	$(165,313)	$69,591	$(14,043)

Additions to oil and gas properties	184,319	158,126	220,778	254,425	—	—	405,097	412,551
Property acquisitions	469	34,275	788	1,128	—	—	1,257	35,403
Proceeds from dispositions	(2,677)	(25)	411	—	—	—	(2,266)	(25)

	March 31, 2025	December 31, 2024
Canadian assets	$2,464,271	$2,381,991
U.S. assets	5,320,599	5,322,088
Corporate assets	39,706	55,666
Total consolidated assets	$7,824,576	$7,759,745

4.    EXPLORATION AND EVALUATION ASSETS

	March 31, 2025	December 31, 2024
Balance, beginning of period	$124,355	$90,919
Property acquisitions	4,692	39,355
Divestitures	(1,472)	(2,009)
Exploration and evaluation expense	(107)	(779)
Transfer to oil and gas properties (note 5)	(2,028)	(3,131)
Balance, end of period	$125,440	$124,355

At March 31, 2025 and December 31, 2024, the Company assessed its exploration and evaluation assets for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its cash generating units ("CGUs").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	1,256,633	—	1,256,633
Property acquisitions	16,437	—	16,437
Transfers from exploration and evaluation assets (note 4)	3,131	—	3,131
Transfers from lease assets	8,210	—	8,210
Change in asset retirement obligations (note 8)	25,253	—	25,253
Divestitures	(187,103)	135,742	(51,361)
Foreign currency translation	794,766	(378,871)	415,895
Depletion	—	(1,372,063)	(1,372,063)
Balance, December 31, 2024	$17,443,344	$(10,522,176)	$6,921,168
Capital expenditures	405,097	—	405,097
Property acquisitions	842	—	842
Transfers from exploration and evaluation assets (note 4)	2,028	—	2,028
Change in asset retirement obligations (note 8)	24,825	—	24,825
Divestitures	(28,230)	21,386	(6,844)
Foreign currency translation	(17,673)	8,793	(8,880)
Depletion	—	(315,843)	(315,843)
Balance, March 31, 2025	$17,830,233	$(10,807,840)	$7,022,393

At March 31, 2025 and December 31, 2024, the Company assessed its oil and gas properties for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its CGUs.

6.    CREDIT FACILITIES

	March 31, 2025	December 31, 2024
Credit facilities - U.S. dollar denominated (1)	$152,861	$206,826
Credit facilities - Canadian dollar denominated	97,423	134,381
Credit facilities - principal (2)	$250,284	$341,207
Unamortized debt issuance costs	(15,601)	(16,861)
Credit facilities	$234,683	$324,346
(1)U.S. dollar denominated credit facilities balance was US$106.3 million as at March 31, 2025 (December 31, 2024 - US$143.6 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2024 to March 31, 2025 is the result of net repayments of $89.7 million and a decrease in the reported amount of U.S. denominated debt of $1.2 million due to foreign exchange.

At March 31, 2025, Baytex had US$1.1 billion ($1.6 billion) of revolving credit facilities that mature on May 9, 2028. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants, in addition to the financial covenants detailed below, related to debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an "event of default", at which point the carrying value of the debt could become repayable within a 12 month period after the reporting date. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

Advances under the Baytex Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, CORRA rates or secured overnight financing rates ("SOFR"), plus applicable margins. Advances under the Baytex Energy USA, Inc. Credit Facilities can be drawn in U.S. funds and bear interest at the bank's prime lending rate or SOFR, plus applicable margins.

The weighted average interest rate on the Credit Facilities was 6.9% for the three months ended March 31, 2025 (7.8% for three months ended March 31, 2024).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at March 31, 2025.

Covenant Description	Position as at March 31, 2025	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.1:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	11.2:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.0:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at March 31, 2025, the Company's Senior Secured Debt totaled $255.0 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2025 was $2.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Financing and interest expense for the twelve months ended March 31, 2025 was $198.0 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at March 31, 2025, the Company's Total Debt totaled $2.2 billion of principal amounts outstanding.

At March 31, 2025, Baytex had $5.0 million of outstanding letters of credit (December 31, 2024 - $5.8 million outstanding) under the Credit Facilities.

7.    LONG-TERM NOTES

	March 31, 2025	December 31, 2024
8.50% notes due April 30, 2030 (1)	$1,150,280	$1,152,360
7.375% notes due March 15, 2032 (2)	826,764	828,259
Total long-term notes - principal (3)	$1,977,044	$1,980,619
Unamortized debt issuance costs	(46,235)	(47,729)
Total long-term notes - net of unamortized debt issuance costs	$1,930,809	$1,932,890
(1)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at March 31, 2025 (December 31, 2024 - US$800.0 million).
(2)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$575.0 million as at March 31, 2025 (December 31, 2024 - US$575.0 million).
(3)The decrease in the principal amount of long-term notes outstanding from December 31, 2024 to March 31, 2025 is the result of changes in the reported amount of U.S. denominated debt of $3.6 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

8.    ASSET RETIREMENT OBLIGATIONS

	March 31, 2025	December 31, 2024
Balance, beginning of period	$640,951	$623,399
Liabilities incurred (1)	7,738	32,635
Liabilities settled	(3,519)	(28,793)
Liabilities acquired from property acquisitions	—	814
Liabilities divested	(544)	(9,482)
Accretion (note 14)	5,649	21,226
Change in estimate (1)	1,780	10,113
Changes in discount and inflation rates (1)(2)	15,307	(17,495)
Foreign currency translation	(157)	8,534
Balance, end of period	$667,205	$640,951
Less current portion of asset retirement obligations	16,136	15,656
Non-current portion of asset retirement obligations	$651,069	$625,295
(1)The total of these items reflects the total change in asset retirement obligations of $24.8 million per Note 5 - Oil and Gas Properties ($25.3 million increase in 2024).
(2)The discount and inflation rates used to calculate the liability for our Canadian operations at March 31, 2025 were 3.2% and 1.9% respectively (December 31, 2024 - 3.3% and 1.8%). The discount and inflation rates used to calculate the liability for our U.S. operations at March 31, 2025 were 4.6% and 2.3%, respectively (December 31, 2024 - 4.8% and 2.3%).

9.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2025, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(48,363)	(390,977)
Balance, December 31, 2024	773,590	$6,137,479
Vesting of share awards	112	330
Common shares repurchased and cancelled	(3,663)	(29,363)
Balance, March 31, 2025	770,039	$6,108,446

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 26, 2024, Baytex announced that the Toronto Stock Exchange ("TSX") accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 70.1 million common shares over the 12-month period commencing July 2, 2024. The number of shares authorized for repurchase represented 10% of the Company's public float, as defined by the TSX, as at June 18, 2024. On June 18, 2024, Baytex had 808.0 million common shares outstanding.

During the three months ended March 31, 2025, Baytex recorded $13.0 million related to common share repurchases, which includes $12.8 million of consideration paid for the repurchase and cancellation of common shares as well as $0.2 million of federal tax levied on equity repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the three months ended March 31, 2025, Baytex repurchased and cancelled 3.7 million common shares at an average price of $3.49 per share for total consideration of $12.8 million. During 2024, Baytex repurchased and cancelled 48.4 million common shares at an average price of $4.50 per share for total consideration of $217.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

During the three months ended March 31, 2025, Baytex recorded a $0.2 million liability related to the 2% federal tax on equity repurchases (December 31, 2024 - $4.3 million), which is charged to shareholders’ capital.

Dividends

On January 2 and April 1, 2025, we paid a quarterly cash dividend of $0.0225 per share to shareholders of record. On May 5, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on July 2, 2025 to shareholders of record on June 13, 2025.

10.    SHARE-BASED COMPENSATION PLAN

For the three months ended March 31, 2025 the Company recorded share-based compensation expense of $0.8 million ($9.5 million for the three months ended March 31, 2024) which is related to cash-settled awards.

The Company's closing share price on the Toronto Stock Exchange on March 31, 2025 was $3.19 (December 31, 2024 - $3.70 and March 31, 2024 - $4.89).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the equivalent cash value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Human Resources and Compensation Committee of the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the three months ended March 31, 2025 was $2.93 per restricted and performance award ($4.27 for the three months ended March 31, 2024).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the three months ended March 31, 2025 was $2.93 per incentive award ($4.26 for the three months ended March 31, 2024).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the three months ended March 31, 2025 was $2.93 per DSU award ($4.29 for the three months ended March 31, 2024).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	Director Share Units	Total
Total, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	13	2,416	3,671	335	6,435
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,449)	(2,577)	(162)	(6,645)
Forfeited	(9)	(364)	(302)	—	(675)
Total, December 31, 2024	826	3,482	5,275	1,418	11,001
Granted	5	3,732	5,403	127	9,267
Forfeited by performance factor	—	(244)	—	—	(244)
Vested	(691)	(1,297)	(2,233)	—	(4,221)
Forfeited	—	—	(105)	—	(105)
Total, March 31, 2025	140	5,673	8,340	1,545	15,698

11.    NET INCOME (LOSS) PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2025			2024
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$69,591	771,443	$0.09	$(14,043)	821,710	$(0.02)
Dilutive effect of share awards	—	2,814	—	—	—	—
Net income (loss) - diluted	$69,591	774,257	$0.09	$(14,043)	821,710	$(0.02)

For the three months ended March 31, 2025, no share awards were excluded from the calculation of diluted income per share. For the three months ended March 31, 2024, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a loss.

12.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2025			2024
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$99,469	$458,495	$557,964	$95,221	$505,894	$601,115
Heavy oil	338,711	—	338,711	304,924	—	304,924
NGL	7,888	45,788	53,676	6,368	39,562	45,930
Natural gas	8,083	40,696	48,779	9,800	22,423	32,223
Total petroleum and natural gas sales	$454,151	$544,979	$999,130	$416,313	$567,879	$984,192

Included in trade receivables at March 31, 2025 is $337.2 million of accrued receivables related to delivered volumes (December 31, 2024 - $325.7 million).

13.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2025	2024
Net income before income taxes	$90,354	$3,438
Expected income taxes at the statutory rate of 24.38% (2024 – 24.64%)	22,028	847
Change in income taxes resulting from:
Effect of foreign exchange	(436)	4,847
Effect of rate adjustments for foreign jurisdictions	(2,996)	(1,817)
Effect of change in deferred tax benefit not recognized (1)	(436)	11,729
Repatriation and related taxes	2,297	2,277
Adjustments, assessments and other	306	(402)
Income tax expense	$20,763	$17,481
(1)A deferred tax asset of $31.4 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2024 - $31.8 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada and we estimate it could take between two and three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $211.6 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. If, after exhausting available appeals, the deduction of Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

14.    FINANCING AND INTEREST

	Three Months Ended March 31
	2025	2024
Interest on Credit Facilities	$6,183	$18,289
Interest on long-term notes	40,279	34,678
Interest on lease obligations	325	313
Cash interest	$46,787	$53,280
Amortization of debt issue costs	2,810	3,060
Accretion on asset retirement obligations (note 8)	5,649	4,927
Financing and interest	$55,246	$61,267

15.    FOREIGN EXCHANGE

	Three Months Ended March 31
	2025	2024
Unrealized foreign exchange (gain) loss	$(3,475)	$38,718
Realized foreign exchange (gain) loss	(403)	1,219
Foreign exchange (gain) loss	$(3,878)	$39,937

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of trade receivables and trade payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices. The fair value of the financial derivatives is based on quoted market prices or, in their absence, third-party market indications and forecasts.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$2,325	$2,325	$25,573	$25,573	Level 2
Total	$2,325	$2,325	$25,573	$25,573

Amortized cost
Cash	$5,966	$5,966	$16,610	$16,610	—
Trade receivables	391,905	391,905	387,266	387,266	—
Total	$397,871	$397,871	$403,876	$403,876

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(27,822)	$(27,822)	$(1,645)	$(1,645)	Level 2
Total	$(27,822)	$(27,822)	$(1,645)	$(1,645)

Amortized cost
Trade payables	$(582,053)	$(582,053)	$(512,473)	$(512,473)	—
Dividends payable	(17,334)	(17,334)	(17,598)	(17,598)	—
Credit Facilities (1)	(234,683)	(250,284)	(324,346)	(341,207)	—
Long-term notes	(1,930,809)	(1,967,432)	(1,932,890)	(1,990,598)	Level 1
Total	$(2,764,879)	$(2,817,103)	$(2,787,307)	$(2,861,876)
(1)     The difference in the carrying value and fair value of the credit facilities is due to unamortized debt issuance costs. Refer to Note 6.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2025 and 2024.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
U.S. dollar denominated	US$5,444	US$21,450	US$1,425,876	US$1,399,881

Commodity Price Risk

Financial Derivative Contracts

As at May 5, 2025, Baytex had the following commodity financial derivative contracts.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Apr 2025 to Dec 2025	2,000 bbl/d	WTI less US$2.75/bbl	MSW
Basis differential	May 2025 to Dec 2025	1,500 bbl/d	WTI less US$3.90/bbl	MSW
Basis differential (3)	May 2025 to Dec 2025	2,400 bbl/d	WTI less US$3.775/bbl	MSW
Basis differential	Apr 2025 to Jun 2025	3,000 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential	Jul 2025 to Dec 2025	2,500 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential	Apr 2025 to Dec 2025	19,000 bbl/d	WTI less US$13.14/bbl	WCS
Collar	Apr 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$94.25	WTI
Collar	Apr 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$93.90	WTI
Collar	Apr 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$91.95	WTI
Collar	Apr 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Apr 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$89.55	WTI
Collar	Apr 2025 to Jun 2025	2,000 bbl/d	US$60.00/US$88.17	WTI
Collar	Apr 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$90.50	WTI
Collar	Apr 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$90.60	WTI
Collar	Apr 2025 to Dec 2025	4,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Jul 2025 to Dec 2025	27,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Oct 2025 to Dec 2025	3,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Apr 2025 to Sep 2025	8,000 bbl/d	US$60.00/US$80.00	WTI

Natural Gas
Collar	Apr 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar	Apr 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.03	NYMEX
Collar	Apr 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.08	NYMEX
Collar	Apr 2025 to Dec 2025	3,000 mmbtu/d	US$3.25/US$4.135	NYMEX
Collar	Apr 2025 to Dec 2025	5,500 mmbtu/d	US$3.25/US$4.14	NYMEX
Collar	Apr 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
Collar	Apr 2025 to Dec 2025	3,000 mmbtu/d	US$3.00/US$4.85	NYMEX
Collar	Apr 2025 to Dec 2025	8,000 mmbtu/d	US$3.00/US$4.855	NYMEX
Collar	Apr 2025 to Jun 2025	3,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar	Jul 2025 to Dec 2025	9,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar	Jan 2026 to Dec 2026	10,000 mmbtu/d	US$3.25/US$4.25	NYMEX
Collar	Jan 2026 to Dec 2026	11,000 mmbtu/d	US$3.25/US$5.02	NYMEX
Collar	Jan 2026 to Dec 2026	20,000 mmbtu/d	US$4.00/US$5.10	NYMEX
AECO basis differential	Apr 2025 to Jun 2025	5,000 mmbtu/d	NYMEX less US$1.19/mmbtu	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contracts include deferred premiums to be paid throughout the contract term. The weighted average deferred premium is $0.87/bbl.
(3)Contract entered subsequent to March 31, 2025.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2025	2024
Realized financial derivatives loss (gain)	$194	$(5,488)
Unrealized financial derivatives loss	49,425	32,350
Financial derivatives loss	$49,619	$26,862

17.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At March 31, 2025, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue or redeem equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	March 31, 2025	December 31, 2024
Credit Facilities	$234,683	$324,346
Unamortized debt issuance costs - Credit Facilities (note 6)	15,601	16,861
Long-term notes	1,930,809	1,932,890
Unamortized debt issuance costs - Long-term notes (note 7)	46,235	47,729
Trade payables	582,053	512,473
Share-based compensation liability	12,602	24,732
Dividends payable	17,334	17,598
Other long-term liabilities	20,849	20,887
Cash	(5,966)	(16,610)
Trade receivables	(391,905)	(387,266)
Prepaids and other assets	(72,045)	(76,468)
Net Debt	$2,390,250	$2,417,172

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period and transaction costs.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended March 31
	2025	2024
Cash flows from operating activities	$431,317	$383,773
Change in non-cash working capital	29,034	32,023
Asset retirement obligations settled	3,519	6,511
Transaction costs	—	1,539
Adjusted Funds Flow	$463,870	$423,846